Alexander Maskeny

Software Engineer @ SmartTracker

Ann Arbor, Michigan, United States

Contact

www.linkedin.com/in/alexander-maskeny-25514823b (LinkedIn)

Top Skills

Jira

React Native

Adobe XD

Experience

SmartTracker (Techstars 23') a no-code, SaaS solution for Health & Human services

Software Engineer

June 2023 - Present (2 years 4 months)

Education

University of Michigan

Bachelor of Science In Engineering, Computer Science · (August 2021 - May 2024)